Filed by CBS Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CBS Corporation

Commission File No.: 001-09553

Date: March 2, 2017

March 2, 2017

ENTERCOM COMMUNICATIONS AND CBS RADIO ANNOUNCE

PRICING OF TERM LOAN IN CONNECTION WITH MERGER

Entercom Communications Corp. (NYSE: ETM) and CBS Radio Inc. (“CBS Radio”) today announced that CBS Radio has established pricing for a seven-year, $500 million senior secured term loan B to be issued in connection with their previously announced merger. The loan will have an interest rate of LIBOR plus 2.75%, with no LIBOR floor, and will be issued at par.

The new term loan will be issued to refinance Entercom’s capital structure, with proceeds used to repay its existing term loan and redeem its preferred stock, as well as pay transaction fees and expenses. CBS Radio’s credit facility is being amended to include the new term loan, which is expected to be funded at the closing of the merger. That transaction is expected to close during the second half of 2017, subject to the approval of Entercom shareholders, certain regulatory approvals, and other customary closing conditions.

Forward-Looking Statements

This press release contains certain statements about Entercom Communications (“Entercom”) and CBS Radio Inc. (“CBS Radio”), a wholly owned subsidiary of CBS Corporation (“CBS”), that are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These matters involve risks and uncertainties as discussed in Entercom’s and CBS’s respective periodic reports on Form 10-K and Form 10-Q and current reports on Form 8-K, filed from time to time with the Securities and Exchange Commission (“SEC”). The forward-looking statements contained in this press release may include statements about the expected effects on Entercom, CBS and CBS Radio of the proposed separation of CBS’s radio business and merger of CBS Radio with an Entercom subsidiary (collectively, the “Transaction”); the anticipated timing and benefits of the Transaction and Entercom’s, CBS’s and CBS Radio’s anticipated financial results; and also include all other statements in this press release that are not historical facts. Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “could,” “positioned,” “strategy,” “future,” or words, phrases, or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of Entercom, CBS and CBS Radio, (as the case may be) and are subject to uncertainty and to changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; Entercom’s and CBS’s ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain shareholder and regulatory approvals and the anticipated tax treatment of the Transaction and related transactions; the ability to obtain financing or refinancing related to the Transaction upon acceptable terms or at all; risks relating to any unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, and future prospects; business and management strategies and the expansion and growth of Entercom’s operations; volatile price or trading volume of Entercom’s common stock; failure to pay dividends to holders of Entercom’s common stock; impairment charges for FCC licenses and goodwill; Entercom’s ability to integrate CBS’s radio business successfully after the closing of the Transaction and to achieve anticipated synergies; and the risk that disruptions from the Transaction will harm Entercom’s or CBS’s businesses. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Entercom nor CBS undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.

Additional Information and Where to Find It

This press release does not constitute an offer to buy, or solicitation of an offer to sell, any securities of Entercom, CBS or CBS Radio. In connection with the Transaction, Entercom will file with the SEC a registration statement on Form S-4 that will include a proxy statement and prospectus of Entercom relating to the Transaction; CBS will file with the SEC a Schedule TO with respect to the proposed exchange offer; and CBS Radio will file with the SEC a registration statement on Form S-1, Form S-4 and/or Form 10 that will include a prospectus of CBS Radio relating to the proposed exchange offer. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENTERCOM, CBS, CBS RADIO, AND THE TRANSACTION. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of these materials (when they become available) may be obtained free of charge by accessing CBS’s website at www.cbscorporation.com, or from Entercom by accessing Entercom’s website at www.entercom.com. Shareholders may also read and copy any reports, statements and other information filed by Entercom or CBS with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

Entercom, CBS and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders in respect of the Transaction under the rules of the SEC. Information regarding Entercom’s directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC on February 28, 2017, and in its definitive proxy statement filed with the SEC on March 18, 2016, in connection with its 2016 annual meeting of stockholders. Information regarding CBS’s directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC on February 17, 2017, and in its definitive proxy statement filed with the SEC on April 15, 2016, in connection with its 2016 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

About Entercom Communications Corp.

Entercom Communications Corp. (NYSE: ETM) is the fourth-largest radio broadcasting company in the U.S., reaching and engaging more than 40 million people a week through its portfolio of highly rated stations in top markets across the country. Entercom is a purpose-driven company, deeply committed to entertaining and informing its listeners with the best locally curated music, news, sports, and talk content, driven by compelling local personalities. Entercom delivers superior ROI by connecting its customers and audiences through its leading local brands and unparalleled local marketing solutions, which include over 4,000 events each year, and its SmartReach Digital product suite. Learn more about Philadelphia-based Entercom at www.Entercom.com, Facebook and Twitter (@Entercom).

About CBS Radio

CBS RADIO is one of the largest major-market broadcast media operators in the United States and the undisputed leader in news and sports radio. CBS RADIO produces original audio and video content, live events and exclusive programming distributed on-air, online and on mobile platforms. A division of CBS Corporation, CBS RADIO owns 117 radio stations in 26 markets – including all of the top 10 radio markets as ranked by Nielsen Audio – as well as an extensive array of digital assets. CBS RADIO distributes its programming via AM, FM and HD Radio stations, Radio.com and CBS Local Digital Media apps, making engaging with audiences easier than ever before. For more information on CBS RADIO, please visit www.cbsradio.com.

About CBS Corporation

CBS Corporation (NYSE: CBS.A and CBS) is a mass media company that creates and distributes industry-leading content across a variety of platforms to audiences around the world. The Company has businesses with origins that date back to the dawn of the broadcasting age as well as new ventures that operate on the leading edge of media. CBS owns the most-watched television network in the U.S. and one of the world’s largest libraries of entertainment content, making its brand — “the Eye” — one of the most recognized in business. The Company’s operations span virtually every field of media and entertainment, including cable, publishing, radio, local TV, film, and interactive and socially responsible media. CBS’s businesses include CBS Television Network, The CW (a joint venture between CBS Corporation and Warner Bros. Entertainment), CBS Television Studios, CBS Studios International, CBS Television Distribution, CBS Consumer Products, CBS Home Entertainment, CBS Interactive, CBS Films, Showtime Networks, CBS Sports Network, Pop (a joint venture between CBS Corporation and Lionsgate), Smithsonian Networks, Simon & Schuster, CBS Television Stations, CBS Radio and CBS EcoMedia. For more information, go to www.cbscorporation.com.

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ENTERCOM CONTACT

Steve Fisher
Executive Vice President and CFO
(610) 660-5647
sfisher@entercom.com

CBS CONTACTS

Press:	Investors:
Dana McClintock	Adam Townsend
CBS Corporation	CBS Investor Relations
(212) 975-1077	(212) 975-5292
dlmcclintock@cbs.com	adam.townsend@cbs.com

Jaime Saberito	David Bank
CBS Radio	CBS Investor Relations
(212) 649-9639	(212) 975-6106
jaime.saberito@cbsradio.com	david.bank@cbs.com

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